FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of September, 2014

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

Alberta Star Development Corp.

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Item 2.

Date of Material Change

September 30, 2014

Item 3.

News Release

Issued and distributed through the facilities of Canada Stockwatch and Market New on September 30, 2014

Item 4.

Summary of Material Change

See attached copy of the September 30, 2014 News Release

Item 5.

Full Description of Material Change

See attached copy of the September 30, 2014 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

September 30, 2014

ALBERTA STAR DEVELOPMENT CORP.

Suite 2300 - 1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

NEWS RELEASE

September 30, 2014

TSX-V Trading Symbol: ASX

OTC BB Trading Symbol:  ASXSF

FRANKFURT Trading Symbol: QLD

ALBERTA STAR Grants 750,000 Incentive Stock Options

Alberta Star Development Corp. (TSXV: ASX; OTC BB: ASXSF; Frankfurt: QLD) has agreed, subject to regulatory approval, to grant incentive stock options to directors and officers on up to 750,000 common shares at an exercise price of $0.20 per share for a period of up to two years from the date of grant.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Stuart Rogers
President & Chief Executive Officer
Alberta Star Development Corp.
Tel: (604) 689-1749

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  October 1, 2014

By:      /s/ Stuart Rogers

Stuart Rogers

Director